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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69244

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2020___ AND ENDING ___12/31/2020___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GLOBAL ALLIANCE SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I D NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2464 DARTS COVE WAY
_____
(No and Street)

Charleston(Mt Pleasant)	SC	29466
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P O'Shea   **212-878-6532**
                                                                            (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

        Berkower llc
_____
(Name - if individual, state last, first, middle name)

517 Route One	**Iselin**	**NJ**	**08830**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* _Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2)._

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06 02)

OATH OR AFFIRMATION

I,   JOHN P. O'SHEA   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of   GLOBAL ALLIANCE SECURITIES, LLC   , as of   DECEMBER 31st   , 2020   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

EXECUTIVE CHAIRMAN
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Global Alliance Securities LLC

FINANCIAL STATEMENT

For the Year Ended December 31, 2020

Global Alliance Securities LLC

CONTENTS

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Global Alliance Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Global Alliance Securities LLC** (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 26, 2021

GLOBAL ALLIANCE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$ 474,305
Due from broker	101,001
Property and equipment, net	19,280
Commissions receivables	39,275
Other assets	15,041
Total Assets	$ 648,902

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 7,278
Members' equity	641,624
Total Liabilities and Members' Equity	$ 648,902

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Global Alliance Securities LLC (the "Company"), was organized on June 22, 2010 in the state of New York as a limited liability company. The Company filed for dissolution and the dissolution was granted with New York State in April 2019. The Company reorganized in the State of South Carolina as a limited liability company in January of 2019. The Company began its operations as a broker-dealer in August of 2014. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corp ("SIPC"). The Company is approved to conduct several types of businesses. They are: Rendering services to Foreign Broker-Dealers under Rule 15A-6 ("Chaperoning") in transacting securities business with U.S. major institutional investors and U.S. institutional investors as these terms are defined by Rule 15A-6; Broker or dealer retailing corporate equity securities over-the-counter; Broker or dealer selling corporate debt securities; Underwriter or selling group participant (corporate securities other than mutual funds); Private placements of securities; Mergers and acquisitions; and Strategic advisory services. The term of the Company shall continue in perpetuity, unless sooner terminated in accordance with the provisions of its operating agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

During the year ended December 31, 2020, the Company had one primary sources of revenue. The Company derived substantially all of its 2020 revenues from its 15a-6 Chaperoning services contracts.

Effective January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers ('Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five steps model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, and (c) determine the transaction price, (d) allocate the transaction price to the performance obligation, (e) recognize revenue as the entity satisfies the performance obligation. In determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgments

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents in bank accounts. Funds deposited with a single financial institution are insured up to $250,000 in aggregate by the FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC). The Company considers all highly liquid temporary cash investment with an original maturity of three months or less when purchase to be cash equivalents. The Company had no cash equivalents as of December 31, 2020.

Due from broker

At December 31, 2020, the Company maintained a balance of $101,001 in FDIC insured money deposit held with a broker-dealer.

Commissions receivables

Commissions receivables includes commission income due from clients. Commissions receivables are generally collected over a period of less than 45 days. Accounts receivable are assessed frequently for collectability and an allowance is recognized for doubtful accounts, if required. The Company had accounts receivable of $39,275 as of December 31, 2020.

Allowance for Doubtful Accounts

The Company does not require collateral and establishes an allowance for doubtful accounts based on the Company's assessment of collectability. After concluding that an accounts receivable is not collectable, the Company will reduce the Gross receivable and the allowance for doubtful accounts. As of December 31, 2020, receivable were considered fully collectable and no allowance was established.

Property and Equipment

Property and equipment are valued at cost. Depreciation is expensed on a straight-line basis over the useful life of the asset over a 3-7-years. As of December 31, 2020, property and equipment has a cost of $22,846 and accumulated depreciation of $3,566. Depreciation expense was $2,356 for the year ended December 31, 2020 and is included with occupancy expense in the accompanying Statement of Operations.

New accounting pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13. Financial Instruments – Credit Losses ("Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") that is based on expected losses rather then incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020 and had no impact on the Company as of that date.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company's minimum net capital is based upon SEC Rule 15a-6 which requires the Company, a "chaperoning broker-dealer", to maintain a minimum net capital of $250,000. At December 31, 2020, the Company had net capital of $568,028, which exceeded required net capital by $318,028, and a total aggregate indebtedness of $7,278. The Company's aggregate indebtedness to net capital ratio was .0128 to 1 at December 31, 2020.

The Company is exempt from the provisions of SEC Rule 15c3-3 under Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

NOTE 4 – FULLY DISCLOSED CLEARING AGREEMENT

The Company presently does not maintain a clearing agreement. The Company utilizes the clearing carrying relationships of the foreign broker-dealers for whom it is providing chaperoning services under SEC Rule 15a-6.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company entered into an office services agreement with the Company members. The agreement is a month to month agreement with the payment of $1,200 payable the 15th of each month. The services expense under this new agreement for the year ended December 2020 was $14,400 which is included in Occupancy expense in the Statement of Operations. At December 31, 2020, the Company owed $-0- to the members.

NOTE 5 - RELATED PARTY TRANSACTIONS -CONTINUED

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, lease ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances.

The Company does not have any leases that fell under the provisions of ASC 842 as of December 31, 2020.

NOTE 6 – CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company maintains checking and money market accounts in financial institutions. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal. At December 31, 2020, all of the Company's cash was held at three financial institutions located in the United States. All balances were under the FDIC Insurance limit.

NOTE 7 – INCOME TAXES

Effective January 1, 2020, the Company is a South Carolina LLC. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision for federal or state income taxes has been included in the financial statements.

The Company has elected to file its income tax returns as a sub chapter-S corporation in its federal and state jurisdictions. The Company is not subject to federal, state and local income tax examinations by tax authorities for years prior to 2017.

Tax years that remain subject to a U.S. Federal Income tax examination are 2017 through 2020. The Company is not subject to state income taxes in any jurisdiction that it is currently registered. There are no interest and penalties recognized in the statement of operations.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no and have been no litigations against the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2020, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.

Note 9- SUBORDINATED LOANS

As of and during the year ended December 31, 2020, the Company had not entered into any subordinated loans.

Note 10 – COVID 19

A coronavirus (Covid-19) was first reported in China in January 2020, the World Health organization declared it as a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID -19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. business and individual taxpayers

Note 11- SUBSEQUENT EVENTS

The Company approved these financials statements and evaluated subsequent events for recognition and disclosure through the date these financial statements issued.